Algonquin Announces Retirement of Vice-Chair Christopher Jarratt
OAKVILLE, ON, October 9, 2020 – Algonquin Power & Utilities Corp. ("APUC" or the "Company") (TSX/NYSE: AQN) announced today that Christopher Jarratt will retire as Vice-Chair of the Company effective November 30, 2020. Mr. Jarratt’s retirement is part of the Board’s long-term senior leadership succession plan. As part of his transition, Mr. Jarratt has also retired from the Company’s Board.
"Chris was a co-founder of the organization over thirty years ago and has played an instrumental role in the growth of the company to the large diversified utility company that it is today," said APUC Chairman Ken Moore. "Chris has worked closely with Algonquin’s CEO, Arun Banskota, to support the continuance of the Company’s entrepreneurial spirit, track record of delivering growth and building long term shareholder value."
Mr. Jarratt co-founded the Company in 1988 and built on the Company’s roots as a small hydroelectric generator to create a large diversified utility company with over $11 billion of total assets.
"I am immensely grateful for Chris’ leadership and all the contributions he has made over the years, and in particular the assistance he has provided to me personally, and wish him well in his future endeavors," stated APUC CEO Arun Banskota. "I am excited about continuing to lead Algonquin into a new chapter of growth building upon Algonquin’s success delivering mission critical utility services and renewable energy solutions."
About Algonquin Power & Utilities Corp., Liberty Utilities, Liberty Power
APUC is a diversified international generation, transmission and distribution utility with approximately U.S.$ 11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 807,000 connections in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.6 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions.

APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain written statements included herein constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of applicable securities laws in the United States, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"). The words "will", "expects", "intends", "plans", "should" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to statements regarding the expectations regarding the Company’s ability to continue to deliver growth, services, solutions and shareholder value. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in APUC's most recent annual and interim Management's Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications

Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500